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[KPMG LOGO]


        303 Peachtree Street, NE
        Suite 2000
        Atlanta, GA 30308


June 26, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549


Ladies and Gentlemen:


We were previously principal accountants for Global Preferred Holdings, Inc. and, under the date of March 14, 2003, we reported on the consolidated financial statements of Global Preferred Holdings, Inc. as of and for the years ended December 31, 2002 and 2001. On June 19, 2003, our appointment as principal accountants was terminated. We have read Global Preferred Holdings, Inc.'s statements included under Item 4(a) of its Form 8-K dated June 19, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Global Preferred Holdings, Inc.'s statements that the decision to dismiss KPMG LLP was made by the Audit Committee of the Board of Directors in consultation with management.


Very truly yours,

KPMG LLP

/s/ KPMG LLP